UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2026

Jorge F. Scarinci
Chief Financial Officer
Macro Bank Inc.
Avenida Eduardo Madero 1172, 24th Floor
C1106ACY City of Buenos Aires
Argentina

Re: Macro Bank Inc.
Form 20-F for Fiscal Year Ended December 31, 2024
File No. 001-32827

Dear Jorge F. Scarinci:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Paola Gayoso